# SEC Schedule 13D/A (Amendment No. 7) — Beneficial ownership report by holders of more than 5% of a class

Issuer: CYCLERION THERAPEUTICS, INC., CIK 0001755237
CUSIP: 23255M204
Title of class of securities: Common Stock, no par value
Address of issuer's principal executive offices: 245 First Street, 18th Floor, Cambridge, Massachusetts (MA), 02142
Date of event which requires filing of this statement: 03/25/2025
Amends the filing with accession number 0001104659-23-123609
Filed by CIK 0001478485
Persons authorized to receive notices and communications: Peter M. Hecht, 245 First Street, Riverview II, 18th Floor, Cambridge, Massachusetts (MA), 02142, (857) 338-3348

## Reporting persons
- Peter M. Hecht (CIK 0001478485): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF), other (OO); sole voting power 1,028,086; shared voting power 0; sole dispositive power 1,028,086; shared dispositive power 0; aggregate amount beneficially owned 1,028,086 (27.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, no par value
Name of issuer: CYCLERION THERAPEUTICS, INC.
Address of issuer's principal executive offices: 245 First Street, 18th Floor, Cambridge, Massachusetts (MA), 02142
Comment:
This Amendment No. 7 (the "Amendment") amends and supplements the beneficial ownership statement on Schedule 13D filed with the Securities and Exchange Commission by Peter M. Hecht (the "Reporting Person") on May 14, 2021, as amended by Amendment No. 1 filed June 7, 2021, Amendment No. 2 filed November 21, 2022, Amendment No. 3 filed March 31, 2023, Amendment No. 4 filed May 12, 2023, Amendment No. 5 filed May 23, 2023 and Amendment No. 6 filed December 5, 2023 (the "Original Statement"). The Original Statement, as amended by this Amendment (the "Statement"), relates to the shares of Common Stock, no par value (the "Common Stock"), of Cyclerion Therapeutics, Inc., a Massachusetts corporation (the "Issuer").

This amendment is being filed to reflect the completion of a private placement of Common Stock pursuant to the Stock Purchase Agreement dated March 21, 2025, by and among the Issuer and the investors named therein (the "Stock Purchase Agreement").

Capitalized terms used but not defined in this Amendment have the meanings ascribed to them in the Original Statement. This Amendment amends the Original Statement as specifically set forth herein. Except as set forth below, all previous Items in the Original Statement remain unchanged.

Percentages in this Amendment are based on 3,210,094 shares of Common Stock outstanding, which consists of (a) 2,710,096 shares outstanding as of February 28, 2025, as reported in the Issuer's Annual Report on Form 10-K filed with the Securities and Exchange Commission for the year ended December 31, 2024 and (b) the issuance of 499,998 shares of Common Stock on March 25, 2025 in a private placement transaction. Percentages in this Amendment also reflect the approval by the Issuer's shareholders at a special meeting of shareholders held on July 19, 2023, for purposes of complying with Nasdaq Listing Rules, of the potential conversion of shares of the non-voting Series A Convertible Preferred Stock of the Issuer (the "Preferred Stock") held by the Reporting Person in excess of certain limits otherwise imposed by the Nasdaq Listing Rules.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Original Statement is hereby supplemented by adding the following:

On March 25, 2025, the Reporting Person purchased directly from the Issuer 181,818 shares of Common Stock for a total purchase price of approximately $500,000 (or $2.75 per share) in a private placement transaction pursuant to the Stock Purchase Agreement.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Original Statement is hereby amended and restated in its entirety to read as follows:

As calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended, the Reporting Person beneficially owns an aggregate of 1,028,086 shares of Common Stock, representing (i) 559,203 shares of Common Stock held directly (inclusive of the 181,818 shares of Common Stock purchased pursuant to the Stock Purchase Agreement), (ii) an additional 117,846 shares of Common Stock that underlie stock options that are currently exercisable or will be exercisable within 60 days, and (iii) 351,037 shares of Common Stock that may be issued upon conversion of shares of Preferred Stock issued to the Reporting Person under the Stock Purchase Agreement.
Number of shares as to which each person has sole or shared power to vote or dispose: The information in Items 7 through 10 of the cover page is incorporated by reference into this Item 5(b).
Transactions in the class effected during the past sixty days: Except as described in this Statement, the Reporting Person has not effected any transactions in the Common Stock during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Original Statement is hereby supplemented as follows:

Exhibit 4 Stock Purchase Agreement, dated March 21, 2025, by and among the Issuer and the investors party thereto (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 25, 2025).

## Signatures
- Peter M. Hecht: /s/ Peter M. Hecht, Peter M. Hecht (03/28/2025)